モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

August 27, 2004

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Request to Submit Share Certificates Pursuant to Share Exchange (the "Request"). The Company forwarded the Request to its shareholders on August 25, 2004. A summary of the Request is attached hereto as Exhibit A.

Notice on the Handling of the Company's Shares Pursuant to Share Exchange (the "Notice"). The Company forwarded the Notice to certain shareholders on August 25, 2004. A summary of the Notice is attached hereto as Exhibit B.

Publication Regarding Submission of Share Certificates Pursuant to Share Exchange (the "Publication"). The Company published the Publication in the Nihon Keizai Shimbun on August 25, 2004; a translation of the Publication is attached hereto as Exhibit C.

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ENGLAND

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Jason Tomita

Jason Tomita

Enclosures

cc: Mr. Akatsu
D. Perkins
M. Uchida

tk-138033

EXHIBIT A

The following is a summary of information included in the Request:

1. **General Information**. The Request states that the Company will carry out a share exchange with Fujitsu Limited on October 1, 2004, whereby the Company will become a wholly-owned subsidiary of Fujitsu Limited. In connection with the share exchange, 2.72 common shares of Fujitsu Limited will be issued for each common share of the Company held by shareholders of the Company (including beneficial shareholders) described or registered in the Company's final shareholders' register (including the beneficial shareholders' register), excluding Fujitsu Limited, as of the day immediately preceding the share exchange. As of the date of the share exchange, the Company's shares certificates will be cancelled. Shareholders are urged to submit their share certificates between August 26, 2004 and September 30, 2004.

   The Request states that the new share certificates of Fujitsu Limited are expected to be sent on November 19, 2004, and that such shares may not be sold until delivered. Trading in the Company's shares on the Tokyo Stock Exchange will cease as of September 24, 2004 and the Company expects to be delisted from the Tokyo Stock Exchange September 27, 2004.

   The Request describes when shareholders do not need to submit their share certificates in connection with the share exchange, namely:

   (1) When their shares are held using the custody and book-entry transfer system;
   (2) When they have shares are registered as constituting less than a full investment unit;
   (3) When the shareholder has made an application regarding non-possession of share certificates; and
   (4) When all shares held by the shareholder fall under (1), (2), and (3) above.

2. **Period for Submitting Share Certificates**. The Request says the period for submitting share certificates is between August 26, 2004 and September 30, 2004.

3. **Place for Submitting the Share Certificates**. The Request states that the transfer agent for the share exchange is UFJ Trust Bank Limited, Stock Transfer Agent Department, 10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081, Tel: (03) 5683-5111.

4. **Instructions for Submitting the Shares**. The Request describes the procedures for (1) submitting share certificates and (2) the issuance of receipts, and urges those who are unable to submit their shares to contact the transfer agent.

5. **Allotment of New Shares in Fujitsu Limited**. The Request describes the share exchange ratio, methods for allotting new share certificates, procedures for allotments of less than a full investment unit (1,000 shares) and the disposal of fractional shares.

6. **On the Method and Time of Delivery for the New Share Certificates of Fujitsu Limited**. The Request describes how the new share certificates of Fujitsu Limited will be delivered, the procedures that apply to holdings of shares in Fujitsu Limited constituting less than a full investment unit, and the expected dates the new share certificates will be forwarded.

7. **When Certificates for Shares in the Company are not Submitted during the Submission Period**. The Request describes procedures relating to share certificates not submitted during the applicable submission period.

8. **On the Disposal Fee for Fractional Shares**. The Request describes the procedures for disposal of fractional shares and payment of the disposal fee.

9. **On Requesting Purchase of Shares Constituting Less Than a Full Investment Unit**. The Request describes how and sets forth the dates on which holders of shares may request the Company or Fujitsu Limited purchase shares constituting less than a full investment unit.

10. **Procedures for Purchasing More Shares to Make a Full Investment Unit**. The Request describes how holders of shares constituting less than a full investment unit of Fujitsu Limited stock may apply to purchase additional shares to increase such holdings to a full investment unit. The Company has no such procedure.

11. **On the Treatment of Documents Related to Shareholder Applications**. The Request says that as of the date of the share exchange, October 1, 2004, certain documents will be turned over to Fujitsu Limited, such as shareholder tickets, beneficial shareholder tickets, and dividend transfer forms.

12. **On the Share Exchange Schedule and the Distribution of Shares (Expected)**. The Request describes the schedule of procedures related to the share exchange, including the beginning and end of the share certificate submission period, the Company's delisting date, the share exchange date and the date for commencement of delivery of new share certificates of Fujitsu Limited. The Request says that the new share certificates may not be traded until they are actually delivered, but that shareholders using the book-entry and transfer system by early September, 2004 may sell such new shares after October 1, 2004.

13. **Questions Regarding Submission**. The Request directs inquiries to the transfer agent.

14. **Notes Regarding the Submission of Share Certificates**. The Request describes how to submit shares for which a name transfer not yet been completed, and describes how to notify the transfer agent of a change in address. The Request states that the new share certificates of Fujitsu Limited cannot be sold before they are delivered, and that the expected delivery date for such certificates is November 19, 2004. Those who wish to sell such new shares before receiving the new share certificates may do so if they use the custody and book-entry transfer system by early September, 2004, in which case the new shares may be sold after October 1, 2004.

15. Service Network. The Request includes a list of the transfer agent's branches.

EXHIBIT B

The following is a summary of information contained in the Notice:

1. **General Information**. The Notice describes when shareholders do not need to submit their share certificates in connection with the October 1, 2004 share exchange with Fujitsu Limited, namely:

   (1) When their shares are held using the custody and book-entry transfer system;
   (2) When they have shares are registered as constituting less than a full investment unit;
   (3) When the shareholder has made an application regarding non-possession of share certificates; and
   (4) When all shares held by the shareholder fall under (1), (2), and (3) above.

   The Notice states that the Notice has been sent to all shareholders of the Company whose shares fall under (1) through (4) above, and that recipients of the Notice basically do not have to submit their share certificates in connection with the share exchange, unless they have recently withdrawn their shares from their account in the custody and book-entry transfer system or for some other reason they directly hold their share certificates. The Notice urges those who are not sure if they are using the custody and book-entry transfer system to contact their brokers.

   The Notice states that trading in the Company's shares on the Tokyo Stock Exchange will cease as of Friday, September 24, 2004, and that the Company expects to be delisted on Monday, September 27, 2004.

2. **Allotment of New Shares in Fujitsu Limited**. The Notice describes the share exchange ratio, the methods for allotting new shares in Fujitsu Limited, the procedures for allotments of less than a full investment unit (1,000 shares) and the disposal of fractional shares.

3. **On the Treatment of New Shares in Fujitsu Limited**. The Notice states that shareholders will be informed of the results of the allocation of new shares in Fujitsu Limited in a notice expected to be sent on November 19, 2004. The Notice describes the procedures for delivery of shares in Fujitsu Limited to (1) shareholders using the custody and book-entry transfer system, (2) shareholders who have made an application regarding non-possession of share certificates, and (3) shareholders with shares registered as constituting less than a full investment unit who receive Fujitsu Limited shares equal to a full investment unit. The Notice states that those using the book-entry transfer system may begin selling their new shares in Fujitsu Limited after October 1, 2004.

4. **On the Disposal Fee for Fractional Shares**. The Notice describes the procedures for disposal of fractional shares and payment of the disposal fee.

5. **On Requesting Purchase of Shares Constituting Less Than a Full Investment Unit**. The Notice describes how and sets forth the dates on which shareholders may request that the Company or Fujitsu Limited purchase their shares constituting less than a full investment unit.

6. **Procedures for Purchasing More Shares to Make a Full Investment Unit**. The Notice describes how holders of shares constituting less than a full investment unit of Fujitsu Limited stock may apply to purchase additional shares to increase such holdings to a full investment unit. The Company has no such procedure.

7. **On the Treatment of Documents Related to Shareholder Applications**. The Notice says that as of October 1, 2004, certain documents will be turned over to Fujitsu Limited, such as shareholder tickets, beneficial shareholder tickets, and dividend transfer forms.

8. **On the Share Exchange Schedule and the Distribution of Shares (Expected)**. The Notice describes the schedule of procedures related to the share exchange, including the beginning and end of the share certificate submission period, the Company's delisting date, the share exchange date and the date for commencement of delivery of new share certificates of Fujitsu Limited. The Notice says that the new share certificates may not be traded until they are actually delivered, but that shareholders using the book-entry and transfer system by early September, 2004 may sell such new shares after October 1, 2004.

9. **Questions Regarding Submission**. The Notice directs inquiries to the transfer agent.

Exhibit C

Publication Regarding Submission of Share Certificates Pursuant to Share Exchange
(Translation)

To the Shareholders

August 25, 2004
Junji Maeyama, President
Fujitsu Support and Service Inc.
26-1, Minami-Oi 6-chome, Shinagawa-ku, Tokyo

It was resolved at the 16th Ordinary General Meeting of Shareholders of Fujitsu Support and Service Inc. ("Fsas"), held on Tuesday, June 29, 2004, to execute a share exchange whereby Fsas will become a wholly-owned subsidiary of Fujitsu Limited ("Fujitsu"). In connection with this share exchange, an allocation of two point seven two (2.72) common shares of Fujitsu will be issued for each common share of Fsas held by Fsas shareholders (including beneficial shareholders) described or registered in Fsas's final shareholders' register (including the beneficial shareholders' register) excluding Fujitsu, as of the day immediately preceding the share exchange (Thursday, September 30, 2004). Share certificates in Fsas will be cancelled as of Friday, October 1, 2004, the date of the share exchange, and therefore holders of Fsas share certificates are requested to submit all of their share certificates as follows.

However, this process is not required if your share certificates are deposited with the Japan Securities Depository Center, Inc. ("JASDEC") pursuant to the central securities custody and book-entry transfer system, as JASDEC will perform the exchange of Fsas share certificates.

1. Share certificate submission period

   From Thursday, August 26, 2004 to Thursday, September 30, 2004

2. Business handling place of share certificate submission

   Transfer agent and business handling place of the agent (mailing address and inquiries):

   Stock Transfer Agent Department, UFJ Trust Bank Limited
   10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081
   Tel: (03) 5683-5111

   Intermediary offices:
   Nationwide branches of UFJ Trust Bank Limited
   Head office and nationwide branches of Nomura Securities Co., Ltd